2625 Butterfield Rd. Ste. 138S

Oak Brook, IL 60523

Phone: (630) 574-0226

Fax:   (630)574-0271

January 29, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:   Mrs. Catherine T. Brown

Dear Sirs/Mesdames:

Re:      Nature’s Call Brands Inc.  - Registration Statement on Form S-1

            Amendment No. 2 - File No. 333-163077

Further to your letter dated January 7, 2010, concerning the deficiencies in our registration statement on Form S-1/A filed on December 17, 2009, we provide the following responses:

Prospectus Cover Page

1.    We note your disclosure on the cover page and elsewhere in your prospectus that appears to extend the offering period from 180 days to 270 days. However, under the headings "The Offering - Offering Period" on page 6 and "Offering Period and Expiration Date" on page 17, you disclose that the offering period will not exceed 180 days unless extended by your Board of Directors for an additional 90 days. We also note that Section 2 of the form of subscription agreement filed as Exhibit 4.2 to your registration statement provides that offering period will be 180 days unless extended for 90 days by the company. Please revise or advise.

We have revised the offering period disclosure in our prospectus. The offering period will be 180 days unless extended for 90 days by the Board of Directors.

  We reviewed your revised disclosure in response to comment three in our letter dated December 10, 2009. Please remove from your prospectus any reference to how the SEC staff defines ''promptly” and include only the Company's own interpretation of a prompt return of funds.

We have removed all references to the noted definition as requested.

Description of Our Business and Properties, page 18

Market Overview, page 21

  We reviewed your response to comment 11 in our letter dated December 10, 2009 and reissue this comment in part. Please disclose whether qualitative and comparative statements in your prospectus, as well as statements under the headings "Water Treatment Technology Overview" and "How it works" on page 19, are based upon management's belief, industry data, reports, articles, or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material. By way of example only, we note the following statements:

•         As a result, an increasing variety of contaminants is regularly being released into water sources, eventually making their way into the drinking water supply;

•         Although drinking water quality is monitored to ensure that the required quality standard is met, there is public concern with contaminant leach from water distribution systems;

•         Distillation, for instance, provides the purest form of water;

•         The market landscape, however, has shifted since the introduction of membrane water treatment products in the home;

•         Existing owners of purification systems are continuing to upgrade to higher value versions with specialty features; and

•         ... but amongst the various residential water treatment products, membrane products are displaying probably [sic] promising potential.

We have revised “Market Overview” section and deleted qualitative and comparative statements from our prospectus.

Our Business, page 24

Business Model, page 24

4.     We reviewed your revised disclosure under this heading and note that you initially expect to generate revenues from the sale of "ready-to-install water treatment systems and reverse osmosis systems" and related products. Under the headings "Water Treatment Technology Overview" and "How it works" on page 19, you describe many water treatment technologies - filtration, reverse osmosis, ultraviolet treatment and water softening. It is not clear from your disclosure whether "ready-to-install" filtration, ultraviolet or water softening water treatment technologies are available and the types of "ready-to-install" systems that you plan to sell and distribute. Please revise to clarify those systems that are "ready-to-install" that you plan to distribute.

In addition, your detailed description of water treatment systems that you do not plan to sell and distribute could be confusing to investors. If you believe that the description of water treatment technologies that you do not plan to sell or distribute is material to an understanding of your business, in your disclosure describing those water treatment technologies, please revise to clarify that you do not plan to sell or distribute them and explain why it is relevant to an investor to understand these technologies.

We have removed “water softening” technology description from the “Water Treatment Technology Overview” and “How it works” sections. We do not intend to sell the products utilizing this technology.

Plan of Operations, page 24

Phase I - Creating Portfolio of Water Treatment Systems, page 24

  In the last paragraph under this heading, you disclose that you plan to complete Phase I of your plan within five months of the date of the prospectus. Please tell us whether you have funds sufficient to complete Phase I if the minimum number of shares have not been sold within five months. If not, please revise this disclosure accordingly and make any necessary revisions to your disclosure regarding Phase II as well.

We have made necessary revisions to our disclosure in the noted sections of our prospectus as requested.

Executive Compensation, page 30

  We note that you recorded compensation expense for services performed by your CEO and another director of the Company, but not for the CFO. Please tell us whether or not you have valued the services contributed by Mrs. Inga Cebanu and what consideration you gave to recording the value of the services as contributed capital. Refer to SAB Topic 5:T.

We have disclosed our CFO compensation as requested.

In addition to the above revisions we have included in our prospectus our most recent audited financial statements for the fiscal year ended November 30, 2009, and updated financial information in our prospectus accordingly.

Yours truly,

           /s/ Andrian Burenta

Andrian Burenta, President